Kingswood Investments,

division of Kingswood Capital Partners, LLC

17 Battery Place, Suite 625

New York, New York 10004

February 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Messrs. Jimmy McNamara and Jason Drory

Re: Telomir Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-275534

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 8, 2024

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of securities of Telomir Pharmaceuticals, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on February 8, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Kingswood Investments, division of Kingswood Capital Partners, LLC

By:	/s/ Tyler Bashaw
Name:	Tyler Bashaw
Title:	Supervisory Principal